

THIS LAND

A feature-length documentary film
by Matthew Palmer

INTRODUCTION





The day Donald Trump won the 2016 election is a day that many people will never forget. That election was, quite possibly, the most divisive in history. The upcoming Presidential election will certainly be equally divisive.

This Land, a feature-length documentary film, will follow six groups of people throughout the country over the course of Election Day 2020. The politics, ideologies, and general lifestyles of these six groups of people will vary dramatically. We will capture intimate moments of their lives on a pivotal day in the United States. Furthermore, the film will chronicle a key component of living in a democracy: an election.

This film is meant to expose viewers to the diverse array of people that make up our large, powerful, flawed, beautiful country, with a fundamental facet of democracy as the backdrop.

CON CEPT


"COALMINER'S"
"VOTE"
TRUMP
OR
I'LL
PUNCH
YOU IN
THE
FACE
David A's
"COAL MINER'S"
BLACK KETTLE
"SOUPS"
Ham & Bean - Oxtail
Chicken Corn Noodle
Vegetable - Blind Pigeon
CHICKEN
BEEF
POT PIE
HAM
CHILI



The everyday people that make up our land, our fellow citizens of the United States, are more than what we see on the news. They are more than abstract ideas and stereotypes. Not all Republicans look and act the same, nor do all Democrats. In short, everyone is unique and everyone has a story to tell. In a way, that is what connects us to one another.

This feature-length documentary will share the stories and lives of various people with the goal of connecting us all…even just a little bit. We do not wish to fan the flames of divisiveness, but to, hopefully, bring people together. It will intimately explore everyday moments of despair, joy, loss, emptiness, parenthood, work, fear, addiction, angst, hope, and more.



Election Day 2020 is November 3rd. On that day, six film crews around the country will follow a diverse array of American citizens from the moment they wake up to the moment they go to sleep. The camera crews will film as these individuals vote (or don't), interact with family members or friends, take care of their children, work, play, party, protest, or simply go about their daily lives. We will capture unique moments of joy, peacefulness, and angst; camaraderie, loneliness, and passion. All the while, we will document the election results as they trickle in. After filming on election day, one film crew will travel America and gather glimpses of other parts of the country, which will complement the stories of the primary subjects by further emphasizing the size and diversity of our country.

This footage will ultimately be edited into a poetic, meditative feature-length film that offers viewers the opportunity to witness a diverse array of Americans.

More ***Hale County, This Morning This Evening*** or ***Bombay Beach*** than ***60 Minutes*** or ***Our America With Lisa Ling***, investigative journalism this is not.

This is slice-of-life: the highs, the lows, and everything in between.

Below is a breakdown of the primary subjects of the film.

Ted and Greg make up a same-sex couple living in Maine. One of the men is a Black Republican and the other a White Democrat. They argue, but love one another.

Bear is a middle-aged Native American man in New Mexico. After going to prison for manslaughter, he dedicated his life to helping others and preserving Native American traditions.

Jason, a man in Georgia, voted for President Trump in 2016. Shortly after the election, his wife, who came to America from Mexico illegally, was deported. Jason has since raised their child, Ashton (now 7) alone, communicating with Cecilia over Skype.

Martha is a 31-year-old woman who lives in a converted school bus in Santa Cruz, California. A self-described anarchist, she is an advocate for many systemic changes. As a plus-size bathing suit model, she has a lot to say about the ways in which we view women and bodies of all shapes and sizes.

Colt is a cowboy through and through. He's also a rodeo clown. Living on a ranch with his wife and two daughters, he trains horses and teaches his daughters to ride.

Mike is a 30-year-old black man in Chicago. He is an activist and avid bicyclist. Several months ago, Mike's apartment burned down and he lost everything. Since then, he has been picking up the pieces and reevaluating his life. He has taken to bringing about social change even more fervently.

Shelly and her family live in Texas in an upper-class suburb. Upon first meeting her, she is, frankly, the stereotypical soccer mom. However, her three children all have special needs and she has dedicated her life to serving the special needs community.

We will also film the patrons of a bar next to the 9/11 memorial that is dedicated to remembering that fateful day.



What separates this film from others about America and about the election?

This film will chronicle a "day-in-the-life" of a cross-section of Americans. This day could be any day - it just so happens that it is Election Day 2020. Thus, the film is not making a political statement. While the election and democracy as a whole will be an important facet of the film's narrative, the film will not *analyze* American politics. Instead, the film will present the people behind the political issues often discussed on the news, the humanity behind the rhetoric, It is an intimate depiction of the lives of our neighbors and fellow Americans.

In order to accomplish our goal of filming several people on Election Day 2020, we will station professional film crews around the country. This will allow us to capture cinematic footage in each location, rather than relying on news footage or home video.

Cinematic and often poetic visuals will be combined to create an emotive impression of the trials, triumphs, and beauty of everyday life in the United States. We will not editorialize or provide our input as filmmakers. We will simply allow life to unfold before us.

This film will not be inundated with "talking head" interviews. Instead, our subjects will speak to camera when inclined to do so and will provide information and insights in a conversational manner.

STY
LE





The themes explored in this film will include family, work, survival, love, power, religion, freedom, the future, and more. We will be thrust into the lives of others for several minutes at a time. We will get to know individuals from around the country in an intimate manner. These are not the stories on the front page of the paper - they're conversations over bowls of cereal, dances under streetlights, backyard wrestling matches, and beers on a ranch patio. We may jump from a group of skateboarders telling jokes in Los Angeles to an argument in Connecticut; from a ranch hand to a CEO; a loving family to an isolated loner. We'll explore the rich and elite, the underbelly, the hopeless and the hopeful, the young and the old. This is reality, not reality TV. It is nuanced and beautiful, just like life itself.

The film will also feature shots of varying landscapes: an urban skyline, a dense forest, a snow-covered field, a dusty ranch road, a suburban neighborhood, and so on. The diversity in America's landscapes will complement the diverse subjects we present.





The cinematic style will remain fluid throughout the film. Borrowing from the tradition of Joshua Oppenheimer (The Act of Killing), Dziga Vertov (Man With a Movie Camera), and Werner Herzog (so many amazing things), we will balance aesthetics with reality. We will rely on natural light and intimate visuals to fully immerse the viewers. The goal is to allow the audience to truly get to know these people, their "neighbors." In addition, news footage from the day will reference the passage of time and the impending election results.

Take a look at the images on the following page to get a sense of the mood and tone of the visuals we will use to tell our story.







THE
TEAM





Matthew Palmer, Director

Matthew is a Los Angeles-based director. His films have screened at festivals around the world, as well as on the web sites of The Atlantic, The Huffington Post, Aeon, and more. His short film One Week In April was selected as part of the Saatchi & Saatchi New Directors Showcase at Cannes ICF in 2017 and Matthew was named as a "Rising Star" by Shots Creative. His films have also received six Vimeo Staff Picks and have accumulated hundreds of thousands of views.

Matthew is most proud of his work on One Week In April, a short documentary that chronicles the experiences of parents whose young children accidentally shot themselves. While emotionally trying, the experience exposed Matthew to people and places around the country. You can watch the short film here.



Undine Buka, Producer

Undine earned a BA degree in Film and Television Production from the University of Westminster in London and an MFA degree in the Peter Stark Producing Program at the University of Southern California. She has held positions at Amazon Studios, eOne, and Paramount Pictures. She has produced feature-length documentary films, music videos, numerous short films, and commercials for brands including Samsung, Toyota, and Nike. She also worked as Production Manager for the feature animation Rocks in My Pockets, which was screened at the Karlovy Vary International Film Festival, Seattle International Film Festival, DOK Leipzig, and more and was selected as Latvia's submission for the Best Foreign Film Academy Award. She is currently splitting her time between Los Angeles and Europe.

Undine is most proud of producing the feature-length documentary film Looking for Mr. Dice. The film explores the life of a successful banker, known as "Mr. Dice," who mysteriously disappeared off the face of the earth, along with millions of dollars from investors and friends alike. The filmmakers traveled to Sierra Leone to find the mythical man. Learn more about the film here.





Brian Gagliardi, Producer

Brian is a San Francisco-based creative producer. His producing experience spans multiple mediums including film, photography, and podcasting. His film work has garnered Vimeo Staff Picks and has been shown at film festivals across the globe. The unifying theme that connects all of his creative work is his unending belief that the best of humanity is often found in the subtlest of moments.

Brian is most proud of producing the documentary film, One Week In April and creating the podcast, I AM DIABETES. He strongly believes that his best work will always be the project he is currently consumed by. To find out more about his past and current work, please <u>stop by</u>.





Jim Cummings, Executive Producer

Jim Cummings is a writer, director, producer, and actor. His hit short film *Thunder Road* premiered at the Sundance Film Festival and went on to win the festival's grand jury prize. He later turned that short film into a feature-length film of the same name. The feature film went on to win the Grand Jury Prize at SXSW. Jim has proven to be an action-oriented thought leader, mentoring with Sundance Institute's Collab and founding the Short to Feature Lab. He has been giving speeches at places like SXSW since 2014 and doing articles with Filmmaker Magazine and Ted Hope's Hope For Film about the state of independent cinema, and what comes next.

Jim is also Vice President of Creative Initiatives at the independent production company Vanishing Angle.





Edgar Dubrovskiy, Lead Cinematographer

Edgar Dubrovskiy is a Director of Photography who has worked on projects for Netflix, HBO, the Olympic Channel, CNN, BBC, Facebook, and more. He has lensed commercials for Bentley, YouTube, Apple, Adidas, IBM, and many other prominent brands. He worked with our production team on the short film *One Week In April* and, on this film, will be our primary director of photography. In this role, he will help determine the look of the film and coordinate with our remote crews to make sure the film's visual tone and style remains consistent. You can see samples of Edgar's work here.

Below are some of our team's collective accomplishments and accolades.



3 Sundance Award Nominations
1 Sundance Award Win



3 SXSW Grand Jury Award Nominations
1 SXSW Grand Jury Award Win



1 Tribeca Film Festival Award Nomination



2 Independent Spirit Award Nominations



1 Shots Rising Star



1 Saatchi & Saatchi Director's
Showcase at Cannes ICF



24 Vimeo Staff Picks



1 Shiny Award



1 DGA Award Nomination



1 Grammy Award

WORK
SAM
PLE

While we are proud of all of our film projects, we believe that the short documentary film *One Week In April* represents our ability to tackle complex subjects and issues with compassion. It also represents our artistic sensibilities. You can watch the film <u>here</u>.





You can reach us at thislandfilm2020@gmail.com

Thank you.